Exhibit 99.1

FOR IMMEDIATE RELEASE

NYSE: MMA Launches Instant BJJLink Onboarding to Accelerate Global Growth

Highlights

●	Instant onboarding eliminates sales friction, enabling rapid global customer acquisition
●	Unlocks scalable growth engine following 145% YoY subscription revenue expansion
●	Activates funnel across 18,000+ gyms and a large fragmented global market
●	AI-driven sales agents to automate conversion and accelerate signups
●	Designed to drive higher transaction volumes and recurring revenue at scale

New York, NY – APRIL 1, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry today announced the launch of frictionless online self-onboarding for its BJJLink platform, enabling martial arts academies worldwide to instantly activate and start using the platform without requiring any direct sales intervention.

This release materially increases BJJLink’s ability to scale customer acquisition, converting global demand into active paying academies at significantly higher speed and lower cost.

The launch builds on strong recent momentum, including 145% year-on-year subscription revenue growth and 141% growth in transaction volume to an annualized run-rate of approximately $16.2 million as of February 2026, positioning BJJLink as a rapidly scaling subscription and payments platform within the global combat sports market.

“Removing onboarding friction is a major unlock for our growth,” said Nick Langton, Founder and CEO of MMA.INC. “We can now convert demand into active academies instantly, anywhere in the world. This materially expands our ability to scale.”

The Company also expects to layer in AI-powered sales and onboarding agents, enabling automated lead engagement, qualification, and conversion, thus further accelerating growth while reducing customer acquisition costs.

As adoption scales, BJJLink captures recurring subscription revenue alongside growing transaction flows across memberships and in-gym commerce which creates a compounding growth model driven by increased participation, higher transaction volume, and expanding lifetime value per customer.

The Company believes this milestone positions BJJLink as a scalable global platform capable of rapidly onboarding and monetizing a fragmented market, reinforcing MMA.INC’s strategy to build a category-defining technology and payments ecosystem for combat sports.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc